Room 4561

December 28, 2006

J. Boyd Douglas
President and Chief Executive Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695

> **Re: Computer Programs and Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 0-49796**

Dear Mr. Douglas:

   We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Notes to Financial Statements

3 – Summary of Significant Accounting Policies

Revenue Recognition, page 49

1. We note that historically, under the provisions of SOP 97-2, you applied the completed contract method in accordance with SOP 81-1 for the recognition of revenue related to your systems sales. Although the description of your systems revenue on page 28 suggests the application of the completed contract method, your revenue recognition policy description does not address contract accounting. Tell us whether you have recently changed to your revenue recognition policies for your system sales and the reasons for such changes, if any. In addition,

describe your consideration of the consensus reached in EITF 03-5 in determining that the revenue recognition for any hardware elements contained in your arrangements is outside of SOP 97-2.

2. We note your statement on page 5 that you provide all customers with "software enhancements and upgrades typically twice each year" pursuant to your customer support agreements. Your correspondence of April 30, 2002 stated that as part of your General Support Agreement your customers automatically receive all software updates and enhancements on a when-and-if-available basis." Describe your consideration of whether your commitments under these arrangements continue to be on a when-and-if-available basis. At a minimum your response should address the following:

   a. the specific contractual obligations arising from your customer arrangements with regard to these enhancements;

   b. whether you are obligated to deliver any specific features or functionality as a provision of these arrangements;

   c. whether you are obligated to deliver a certain number of enhancements or upgrades during a specified period, without regard to whether any specific features or functionality is identified? For example, we note that the description of your "Guarantee of Non-Obsolescence" posted on your website indicates that your enhancement program "provides for two 'major' software releases each year." Describe your consideration of whether any such provisions represent customer rights that result in a separate element for purposes of revenue recognition.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief – Accounting